Exhibit 2.8

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2020 Novartis AG (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value CHF 0.50 per share American Depositary Shares, each representing 1 share	NOVN NVS	New York Stock Exchange New York Stock Exchange

Our shares are listed in Switzerland on the SIX Swiss Exchange (“SIX”). American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value 0.50 Swiss Francs per share of Novartis AG (the “shares”), have been available in the US through an American Depositary Receipt (“ADR”) program since December 1996. This program was established pursuant to the deposit agreement that we entered into with JPMorgan Chase Bank, N.A., New York (“JPMorgan Chase”), as depositary (“Deposit Agreement”). Our ADRs have been listed on the New York Stock Exchange (“NYSE”) since May 2000 and are traded under the symbol NVS. In connection with this listing (but not for trading), the shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of the shares and (ii) ADR holders. Shares underlying the ADSs are held by JPMorgan Chase, the depositary, and holders of ADSs will not be treated as holders of the shares.

The following summary is subject to and qualified in its entirety by Novartis AG’s Articles of Incorporation (“Articles”), Regulations (“Board Regulations”) of the Novartis AG Board (the “Board”), and by Swiss law, particularly the Swiss Code of Obligations (“Swiss CO”). This is not a summary of all the significant provisions of the Articles, the Board Regulations, or of Swiss law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in Novartis AG’s annual report on Form 20-F for the fiscal year ended December 31, 2020 and in the Deposit Agreement, which is an exhibit to our registration statement on Form F-6 filed with the SEC on May 3, 2001.

ORDINARY SHARES
Item 9. General
Item 9.A.6. Limitations or qualifications

Not applicable.

Item 9.A.7. Other rights

Not applicable.

9.A.5 Type and class of securities
Each share has nominal value of 0.50 Swiss Francs per share. The respective number of shares that have been issued as of December 31, 2020 is given in Item 6.C of the annual report on Form 20-F for the fiscal year ended December 31, 2020. Novartis AG shares are issued as uncertificated securities (in the sense of the Swiss Code of Obligations) and as book entry securities (in terms of the Swiss Act on Intermediated Securities). All shares have equal voting rights and carry equal entitlements to dividends. No participation certificates, non-voting equity securities (Genussscheine) or profit-sharing certificates have been issued.

9.A.3 Pre-emptive rights

If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders (“General Meeting”) by a supermajority of two thirds of the votes. Pre-emptive rights, if not excluded, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the SIX. US holders of shares, or US holders of ADRs, may not be able to exercise the pre-emptive rights attached to the shares or to the shares underlying their ADRs unless a registration statement under the US Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and the related shares, or an exemption from this registration requirement is available. If pre-emptive rights could not be exercised by an ADR holder, the depositary would, if possible, sell the holder’s pre-emptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that the rights could not be sold, the depositary might allow such rights to lapse.

 Item 10.B Memorandum and articles of association
10.B.3 Shareholder rights

Because Novartis AG has only one class of registered shares, the following information applies to all shareholders.
(a)
Under the Swiss CO, we may only pay dividends out of balance sheet profits or out of distributable reserves. In any event, under the Swiss CO, while the Board may propose that a dividend be paid, we may only pay dividends upon shareholders’ approval at a General Meeting. Furthermore, the Swiss CO requires us to accrue general legal reserves under certain circumstances so long as these reserves amount to less than 20% of our registered share capital, and Swiss law and the Articles permit us to accrue additional reserves beyond the statutory reserves. Our auditors must confirm that the dividend proposal of our Board conforms with the Swiss CO and the Articles. Our Board expects to recommend the payment of a dividend in respect of each financial year. See “Item 3. Key Information—Item 3.A. Selected financial data—Cash dividends per share” and “Item 8. Financial Information—Item 8.A. Consolidated statements and other financial information—Dividend policy” of our Form 20-F for the fiscal year ended December 31, 2020.
Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends that have not been claimed within five years after the due date revert to us and are allocated to our general reserves. For information about deduction of the withholding tax or other duties from dividend payments, see “Item 10. Additional Information—Item 10.E Taxation” of our Form 20-F for the fiscal year ended December 31, 2020.

(b)
Each share is entitled to one vote at a General Meeting. Voting rights may only be exercised for shares registered with the right to vote on the record date for the applicable General Meeting. In order to do so, the shareholder must file a share registration form with us, setting forth the shareholder’s name, address and citizenship (or, in the case of a legal entity, its registered office). If the shareholder has not timely registered its shares, then the shareholder may not vote at, or participate in, a General Meeting.
To vote its shares, the shareholder must also explicitly declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such a declaration, the shares may not be voted unless the Board recognizes such shareholder as a nominee.
The Articles provide that no shareholder shall be registered with the right to vote shares comprising more than 2% of the registered share capital. The Board may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports our goal of creating sustainable value and has a long‑term investment horizon. Furthermore, the Articles provide that no nominee shall be registered with the right to vote shares comprising 0.5% or more of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. The same restrictions indirectly apply to ADR holders. We have in the past granted exemptions from the 2% rule for shareholders and the 0.5% rule for nominees.

For purposes of the 2% rule for shareholders and the 0.5% rule for nominees, groups of companies and groups of shareholders acting in concert are considered to be one shareholder. These rules also apply to shares acquired or subscribed by the exercise of subscription, option or conversion rights.
After hearing the registered shareholder or nominee, the Board may cancel, with retroactive effect as of the date of registration, the registration of the shareholders if the registration was effected based on false information.
Registration restrictions in the Articles may only be removed upon a resolution carrying a two‑thirds majority of the votes represented at a General Meeting.
Except as noted below, shareholders’ resolutions require the approval of an absolute majority of the votes present at a General Meeting. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders’ resolutions requiring a vote by such “absolute majority of the votes” are:
  Adoption and amendment of the Articles
  Election and removal of the Chairman, the Board and Compensation Committee members, the Independent Proxy and the external auditor
  Approval of the management report and of the consolidated financial statements
  Approval of the financial statements of Novartis AG, and decision on the appropriation of available earnings shown on the balancesheet, including dividends, if any
  Approval of the maximum aggregate compensation of the Board (from an Annual General Meeting of Shareholders (“AGM”) until the next AGM) and of the Executive Committee (for the financial year following the AGM)
  Discharge of Board and Executive Committee members from liability for matters disclosed to the General Meeting
  Decision on other matters that are reserved by law or by the Articles (e.g., advisory vote on the Compensation Report) to the General Meeting
According to the Articles and Swiss law, the following matters require the approval of a “supermajority” of at least two‑thirds of the votes present at a General Meeting:
  Alteration of the purpose of Novartis AG
  Creation of shares with increased voting powers
  Implementation of restrictions on the transfer of registered shares, and the removal of such restrictions
  Authorized or conditional increase of the share capital
  Increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property or the grant of special rights
  Restriction or cancellation of subscription rights
  Change of the registered office of Novartis AG
  Dissolution of Novartis AG
In addition, the law provides for a qualified majority for other resolutions, such as a merger or demerger.
Our shareholders are required to annually elect all Directors (including the Chairman), the Compensation Committee members, the external auditor and the Independent Proxy. The Articles do not provide for cumulative voting of shares.
At a General Meeting, shareholders can be represented by a proxy, which must either be the shareholder’s legal representative, another shareholder with the right to vote, or the Independent

Proxy. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting resolves to have a ballot or where a ballot is ordered by the chair of the meeting. However, in accordance with Swiss legislation passed in response to the COVID-19 pandemic, the Board has decided that voting rights at our 2021 AGM can only be exercised through the Independent Proxy. It will not be possible to physically attend our 2021 AGM.
ADSs are issued by our depositary JPMorgan Chase, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the ADS depositary, holding our shares underlying the ADRs, is registered as a shareholder in our share register. An ADR is not a Novartis AG share and an ADR holder is not a Novartis AG shareholder.
The Deposit Agreement between our depositary, the ADR holder and us has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend a General Meeting in person. ADR holders exercise their voting rights by instructing JPMorgan Chase, our depositary, to exercise the voting rights attached to the registered shares underlying the ADRs. JPMorgan Chase, exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee. Such designee has to be a shareholder of Novartis AG. The same voting restrictions apply to ADR holders as to those holding Novartis AG shares (i.e., the right to vote up to 2% of the Novartis AG registered share capital – unless otherwise granted an exemption by the Board – and the disclosure requirement for nominees).

(c) (d) (e)
Shareholders have the right to allocate the profit shown on our balance sheet and to distribute dividends by vote taken at the General Meeting, subject to the legal requirements described in “Item 10.B.3(a) Shareholder rights.”

Under the Swiss CO, any surplus arising out of a liquidation of Novartis AG (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid-in nominal value of their shares.

The Swiss CO limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient freely disposable equity in the amount of the purchase price of the acquired shares. The aggregate nominal value of all Novartis AG shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a Swiss corporation may repurchase its own shares beyond the statutory limit of 10% if the repurchased shares are clearly earmarked for cancellation. In addition, we are required to recognize a negative position, or if our subsidiaries acquire our shares, to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting, but are entitled to the economic benefits generally connected with the shares. The definition of subsidiaries, and therefore, treasury shares, for purposes of the above described reserves requirement and voting restrictions differs from the definition of subsidiaries for purposes of consolidation in our consolidated financial statements. The definition in the consolidated financial statements requires consolidation for financial reporting purposes of special purpose entities in instances where we have the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Therefore, our consolidated financial statements include special purpose entities, mainly foundations, which do not qualify as subsidiaries subject to the reserve requirements and voting restrictions of the Swiss CO because we do not hold a majority participation in these special purpose entities. Accordingly, no reserve requirements apply to shares held by such special purpose entities, and such entities are not restricted from independently voting their shares.
Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.

(f)	Not applicable.

(g)	Since all of our issued and outstanding shares have been fully paid in, our shareholders are not obliged to make further contributions with respect to their shares.
(h)	See “—Item 10.B.3(b) Shareholder rights” and “—Item 10.B.7 Change in control.”
10.B.4 Changes to shareholder rights
Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting by a supermajority of two‑thirds of the votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting by a supermajority of votes. In addition, see “—Item 10.B.3(b) Shareholder rights” with regard to the Board’s ability to cancel the registration of shares under limited circumstances.

10.B.6 Limitations
There are no limitations under the Swiss CO or our Articles on the right of non‑Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders. But see “—Item 10.B.3(b) Shareholder rights” regarding conditions for exercising an ADR holder’s right to vote at a shareholder meeting.

10.B.7 Change in control
The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Novartis AG and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two‑thirds of all votes present at the necessary General Meeting.
Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Novartis AG shares. Novartis AG has neither opted out from the mandatory takeover offer obligation nor opted to increase the threshold for mandatory takeover offers in its Articles.

10.B.8 Disclosure of shareholdings
Under the Swiss Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of our shares or purchase or sale rights relating to our shares are required to notify us and the SIX of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds – 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% – of the voting rights represented by our share capital (whether exercisable or not). This also applies to anyone who has discretionary power to exercise voting rights associated with our shares. Following receipt of such notification, we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX.
An additional disclosure obligation exists under the Swiss CO that requires us to disclose, once a year in the notes to the financial statements published in our Annual Report, the identity of all of our shareholders (or related groups of shareholders) who have been granted exemption entitling them to vote more than 2% of our registered share capital, as described in “—Item 10.B.3(b) Shareholder rights.”

10.B.9 Differences in the law
See the references to Swiss law throughout this “—Item 10.B Memorandum and articles of association.”

10.B.10 Changes in capital
The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Swiss law.

AMERICAN DEPOSITARY SHARES
Item 12. Other securities
Disclosures under Items 12.A, 12.B, and 12.C are not applicable.

12.D.1 Depositary

JPMorgan Chase has been appointed as the depositary pursuant to the Deposit Agreement. JPMorgan Chase’s principal executive office is located at 4 New York Plaza, 13th Floor, New York, NY 10004.

12.D.2 Provisions

ADSs are issued by the depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of Novartis AG in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the depositary is registered as shareholder in our share register. An ADR is not a Novartis AG share and an ADR holder is not a Novartis AG shareholder.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the Deposit Agreement and form of ADR. The amended and restated Deposit Agreement and Amendment No. 1 has been filed with the SEC as an exhibit to the Form F-6 filed with the SEC on September 8, 2000, and Amendment No. 2 has been filed with the SEC as an exhibit to the Form F-6 filed with the SEC on May 3, 2001.

Voting rights

The Deposit Agreement has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend Novartis AG general meetings in person. ADR holders exercise their voting rights by instructing the depositary to exercise the voting rights attached to the registered shares underlying the ADRs. The depositary exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee pursuant to paragraph 13 of the form of ADR. Such designee has to be a shareholder of Novartis AG. The same voting restrictions apply to ADR holders as to those holding Novartis AG shares (i.e., the right to vote up to 2% of the Novartis AG registered share capital – unless otherwise granted an exemption by the Board – and the disclosure requirement for nominees).
As soon as practicable after receipt from Novartis AG of notice of any meeting or solicitation of consents or proxies of holders of shares or other deposited securities, the depositary will mail to holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof), (b) that each holder on the record date set by the depositary therefor will be entitled, subject to applicable law and the provisions of or governing deposited securities to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by Novartis AG. Upon receipt of instructions of a holder on such record date in the manner and on or before the date established by the depositary for such purpose, the depositary will endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by Novartis AG) the deposited securities represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any deposited securities. To the extent such instructions are not so received by the depositary from any holder, the depositary shall deem such holder to have so instructed the depositary to give a discretionary proxy to a person designated by Novartis AG and the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to give a discretionary proxy to a person designated by Novartis AG to vote the deposited securities represented by the ADSs evidenced by such holder’s ADRs as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Novartis AG informs the depositary (and Novartis AG agrees to provide such information promptly in writing) that Novartis AG does not wish such proxy given.

Share dividends and other distributions

The depositary will distribute as promptly as practicable by mail, to the extent distribution by mail is practicable, to each ADR holder on the record date set by the depositary at such ADR holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the custodian) represented by ADSs evidenced by such holder’s ADRs:

(a)
Cash: Any US dollars available to the depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in paragraph 10 (“Cash”) of the form of ADR, on an averaged or other reasonably practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible pursuant to applicable law with respect to certain holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the US by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b)
Shares. (i) Additional ADRs evidencing whole ADSs representing any shares available to the depositary resulting from a dividend or free distribution on deposited securities consisting of shares (a “Share Distribution”) and (ii) US dollars available to it resulting from the net proceeds of sales of shares received in a Share Distribution, which shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c)
Rights. (i) Warrants or other instruments in the discretion of the depositary after consultation with Novartis AG if practicable representing rights to acquire additional ADRs in respect of any rights to subscribe for additional shares or rights of any nature available to the depositary as a result of a distribution on deposited securities (“Rights”), to the extent that Novartis AG timely furnishes to the depositary evidence satisfactory to the depositary that the depositary may lawfully distribute the same (Novartis AG has no obligation to so furnish such evidence), or (ii) to the extent Novartis AG does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent Novartis AG does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d)
Other Distributions. (i) Securities or property available to the depositary resulting from any distribution on deposited securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the depositary may deem equitable and practicable, or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, any US dollars available to the depositary from the net proceeds of sales of Other Distributions as in the case of Cash. The depositary shall endeavor to conduct any sales hereunder in a commercially reasonable manner.

The depositary will distribute US dollars by checks drawn on a bank in the US for whole dollars and cents (any fractional cents being withheld without liability for interest and dealt with by the depositary in accordance with its then current procedures), pursuant to paragraph 10 of the form of ADR.

Deposit, withdrawal and cancellation

Subject to paragraphs 4 and 5 of the form of ADR, upon surrender of (i) a certificated ADR in form satisfactory to the depositary at the transfer office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the holder hereof is entitled to delivery at the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder, the depositary may deliver such deposited securities at such other place as may have been requested by the holder. Notwithstanding any other provision of the deposit agreement or this ADR, the withdrawal of deposited securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

Reclassification, recapitalizations and mergers

If Novartis AG takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the company, then the depositary may choose to:

(a)	issue and distribute additional ADRs;

(b)	amend the deposit agreement and applicable ADRs;

(c)	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

(d)	distribute cash, securities or property on the record date set by the depositary to reflect the transaction.

Amendment and termination

The ADRs and the Deposit Agreement may be amended by Novartis AG and the depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of holders, shall become effective 30 days after notice of such amendment shall have been given to the holders. Every holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.
The depositary may, and shall at the written direction of Novartis AG, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit

Agreement and this ADR, except for its obligations to Novartis AG under Section 16 of the Deposit Agreement and to account for such net proceeds and other cash. After the date so fixed for termination, Novartis AG will be discharged from all obligations under the Deposit Agreement except for its obligations to the depositary and its agents.

Limitation on obligations and liability to ADR holders

The depositary, Novartis AG, their respective directors, employees, officers, agents or affiliates and each of them shall: (a) incur no liability (i) if any present or future law, regulation, order, decree, moratorium, fiat, the provisions of or governing any deposited securities and the Memorandum and Articles, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty or restraint or any act which the Deposit Agreement or this ADR provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement, this ADR or the Memorandum and Articles; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or bad faith; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed by it to be competent to give such advice or information. The depositary, its agents and Novartis AG may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary and its agents may own and deal in any class of securities of Novartis AG and its affiliates and in ADRs. Novartis AG has agreed to indemnify the depositary and its agents under certain circumstances and the depositary and its agents have agreed to indemnify Novartis AG under certain circumstances. No disclaimer of liability under the Securities Act is intended by any provision hereof.

Books of depositary

The depositary will keep books at its principal office for the registration and transfer of ADRs, which will be open for inspection by owners of ADRs at all reasonable times. Such inspection shall not be for the purpose of communicating with other owners of ADRs in the interest of a business or object other than our business or other than a matter related to the deposit agreement or the ADRs.